QUILMES INDUSTRIAL (QUINSA), SOCIETE ANONYME

February 2, 2007

VIA EDGAR SUBMISSION AND COURIER

Re	Quilmes Industrial (Quinsa), Societe Anonyme
Form 20-F for the fiscal year ended December 31, 2005
Filed June 30, 2006
File No. 001-14278

Dear Mr. Moran:

Quilmes Industrial (Quinsa), Societe Anonyme (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated December 19, 2006 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F. Set forth below is the Company’s response to the Comment Letter (the “Response”).

In connection with the with the Response, the Company acknowledges the following:

  the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Response to the Comment Letter is set forth below:

Item 5. Operating and Financial Review and Prospects, page 61

Tabular Disclosure of Contractual Obligations, page 80

1.	Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

R:	In response to the Staff comment, the Company advises the Staff that in future filings, it will either include estimated interest payments on its debt or include a footnote to the table clearly identifying the excluded item and providing any additional information that is material to an understanding of its cash requirements.

Item 15. Controls and Procedures, page 111

2.	You state that your “controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.” In future filings, when you define disclosure controls and procedures, please include the full definition of disclosure controls as outlined in Exchange Act Rule 13a-15(e). In this regard, please revise to state, if true, whether your controls and procedures are designed to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Further, please state, if true, whether your controls and procedures are designed to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure” and whether your disclosure controls and procedures were effective to meet these objectives. Additionally, please confirm to use that your conclusion regarding effectiveness would not have changed had these statements been included in the filing.

R:	In response to the Staff comments, the Company advises the Staff that in future filings, it will include the full definition of disclosure controls as outlined in Exchange Act Rule 13a-15(e) when it defines disclosure controls.

The Company hereby revises its disclosure in relation to its Controls and Procedures by stating that its controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

The Company also notes that its controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and the Company’s disclosure controls and procedures are effective to meet these objectives. The Company confirms that its conclusion regarding effectiveness of controls and procedures would not have changed had this statement been included in the filing.

3.	Please revise your disclosure and tell us if your officers concluded that disclosure controls and procedures were effective “as of the end of the period covered by the report.” Refer to Section IIF.3 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at http://www.sec.gov/rules/final/33-8238.htm>.

R:	In response to the Staff comment, the Company advises the Staff that it believes that the disclosure complies with Section IIF.3 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 (“SEC Release No. 33-8238”) in that the statement made by its Chief Executive Officer and Chief Financial Officer is stated to made as of “December 31, 2005 (the “Evaluation Date”)” and this period represents the date that is “as of the end of the period covered by the report”. In future filings, the Company will include disclosure that utilizes the language referred to in SEC Release No. 33-8238.

Item 17. Financial Statements, page F-1

Note 2. Summary of significant accounting policies, page F-9 Employee benefits, page F-13

4.	Please tell us what consideration you gave to providing all of the disclosures required by IAS 19. As applicable, show us what your disclosure will look like revised.

R:	In response to the Staff comment, the Company advises the Staff that believes its financial statements includes all the applicable disclosures required by IAS 19.

Note 8. Intangible assets, page F-27

5.	In future fillings please expand and clarify your disclosure to indicate if the trademarks and licenses were acquired through business combinations or acquired separately. See IAS 38 paragraph 118(e).

R:	In response to the Staff comment, the Company advises the Staff that in future fillings we will indicate how trademarks and licenses were acquired as required by IAS 38 (# 118(e)).

Note 25. Income tax expense, page F-38

6.	Please expand your disclosure in future filings to provide all of the applicable disclosure required by IAS 12. In this regard, please explain the changes in the applicable tax rates compared to the previous accounting period and explain the difference between the weighted average effective tax rate and the effective tax rates. Please also discuss the impact of any significant changes due to changes in tax rates or profits earned in different jurisdictions. Please show us what your disclosure will look like revised in future filings.

R:	In response to the Staff comment, the Company informs the Staff that there have been no changes in the applicable tax rates for 2005 as compared to the previous accounting period.

Additionally, the Company informs the Staff that it has elected to explain the relationship between tax expense and accounting profit using the format prescribed in paragraph 81, section c.i. of IAS 12. As such, the Company believes it has provided all applicable disclosures required by IAS 12.

Note 31. Summary of the Quinsa group of companies, page F-40

7.	We note the conclusion of Quilmes Industrial S.A. in the list of foreign controlled and affiliated subsidiaries and the company’s 8.92 % economic interest. We assume the entity is consolidated since it has not been identified as being accounted for by the equity method. Please advise us of the specific factors you considered in determining consolidation was appropriate.

R:	In response to the Staff comment, the Company advises the Staff that the 8.92% economic interest relates to the indirect holding that Quinsa has over Quilmes Industrial S.A., through Cervecería y Maltería Quilmes SAICA y G (Argentina), Cervecería Chile S.A. (Chile), Cercecería Paraguaya S.A. (Paraguay) and Embotelladora del Uruguay S.A. (Uruguay).

Additionally, Quinsa has a 90% direct holding on Quilmes Industrial S.A.. This holding is shown in the same note under the heading “Held directly”.

Considering the aggregate ownership in Quilmes Industrial S.A., the Company believes that the consolidation of this company into Quinsa was appropriate.

Note 34. Reconciliation of net income and shareholders equity to US GAAP, page F-43

8.	Please clarify the differences in basis relating to purchase accounting described in Note 34.e. Based on the reconciliation of LUX GAAP to IFRS on page F-17 there is no difference and the purchase method of accounting is disclosed as being used under both US GAAP and LUX GAAP. As such, the significant reconciling item in equity is not readily apparent. If the difference relates to the application of the purchase method that existed between US GAAP and LUX GAAP, please clarify that fact and provide a summary of the amounts and purchase accounting differences that comprise the adjustment to equity. Please show us what your disclosure will look like revised.

R:	In response to the Staff comment, the Company advises the Staff that the adjustment regarding to differences in basis relating to purchase accounting relates to differences in the application of the purchase method that existed between US GAAP and Luxembourg GAAP and is comprised mainly of the following:

a) Purchase accounting for the BAESA acquisition occurred in 2000. Under US GAAP, the Company reversed (i) certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges of US$ 2.6 million (US$ 1.8 million net of the related deferred tax asset), and (ii) the income tax benefit recognized under Luxembourg GAAP associated with the change in the valuation allowance of deferred tax assets originally recorded in the purchase price allocation of US$ 53.8 million. These differences gave rise to a decrease in the amount of goodwill recorded under Luxembourg GAAP for US$ 55.6 million as of December 31, 2000. These adjustments result in a reduction on shareholders equity under US GAAP as of December 31, 2005 of approximately, US$ 14 million.

b) CBN acquisition and other acquisitions occurred in 2001. Under US GAAP the Company reversed US$ 7.5 million of certain liabilities recognized under Luxembourg GAAP pertaining to restructuring charges recognized in the purchase price allocation of the acquisition of CBN. These adjustments result in a reduction on shareholders equity under US GAAP as of December 31, 2005 of approximately, US$ 8 million.

c) Under Luxembourg GAAP, the identifiable intangible assets acquired through business combinations have no impact on deferred income tax. Consequently, no related deferred tax liabilities were recognized under Luxembourg GAAP for intangible assets identified during the purchase accounting process of the various Quinsa’s acquisitions.

Under US GAAP, the Company recognized apart from goodwill certain acquired identifiable intangible assets (basically trademarks and licenses) and also recognized the related deferred tax liabilities.

These adjustments result in an increase on shareholders equity under US GAAP as of December 31, 2005 of approximately, US$ 58 million.

Note 34. Reconciliation of net income and shareholders equity to US GAAP, page F-43

9.	We note the difference between IFRS and US GAAP related to the acquisition of the minority interest in the Company’s subsidiary QI (B) from BAC arises due to BAC being a controlling shareholder of the Company. Please refer us to the US GAAP literature you relied upon in accounting for the acquisition of the minority interest.

In response to the Staff’s comment, the Company advises the Staff that the following facts and circumstances were considered in determining the appropriate accounting treatment for the acquisition of the minority interest in the Company’s subsidiary QI (B) from BAC.

In May 2002, BAC, our controlling shareholder, commenced negotiations to complete a strategic alliance with AmBev (the “Strategic Alliance”), which among other things, contemplated that AmBev would acquire full control of QUINSA at some point in time in the future. The Strategic Alliance was closed on January 31, 2003 as further explained below. As of December 31, 2002, Heineken owned 15% of QUINSA´s principal subsidiary, QI (B), and the transaction with AmBev had not been closed. As such, BAC remained the controlling shareholder of QUINSA as of December 31, 2002 and through the date of the closing of the Strategic Alliance. As a result of the Strategic Alliance, in June 2002, Heineken began arbitration proceedings against QUINSA and AmBev opposing the Strategic Alliance. As further explained in our 20-F on Page 24, the arbitration proceedings were settled on January 13, 2003 in a Memorandum of Agreement whereby all claims against each other were released. Furthermore, the Memorandum of Agreement, provided for the purchase of shares of QI (B) then held by Heineken, and as a result, AmBev purchased 58% of such QI (B) shares while BAC purchased the remaining 42%. Also, at the time of the Memorandum of Agreement, AmBev, BAC and QUINSA entered into an agreement that gave QUINSA the right to purchase the QI(B) shares held by AmBev and BAC for cash at fair market value if and when QUINSA’s Board of Directors decided to exercise such right (the “call option”). BAC and AmBev further agreed to cause all members of the QUINSA´s Board of Directors nominated by BAC or AmBev, respectively, to consider the exercise of the call option in good faith and cause each such member not to unreasonably withhold its approval of the exercise of the call option.

The Strategic Alliance was effectively closed on January 31, 2003, after the receipt of corresponding approvals from the Argentine Antitrust Authorities which occurred on January 13, 2003. As a result, AmBev and BAC became the joint controlling shareholders of QUINSA as from that date.

As discussed above, the acquisition of the QI (B) shares held by BAC had been agreed upon the parties at the time where BAC remained as sole controlling shareholder of QUINSA, and was a part of the overall transaction comprising (i) the Strategic Alliance with AmBev and (ii) the termination relationship and buyout of Heineken. Although the acquisition of the minority interest in QI (B) effectively closed in 2005, all terms and conditions were agreed upon in 2003.

The Company advises the Staff that it considered the guidance in Emerging Issues Task Force “Definition of “Common Control” in Relation to FASB Statement No. 141” (EITF 02-05) in accounting for the transaction. Paragraph 3 (c) of EITF 02-05 sets forth that, common control exists between (or among) separate entities when a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists. Therefore, for purposes of this transaction, we believe that BAC/Ambev represent a control group.

Taking into account that (i) the acquisition of the minority interest in QI (B) had been agreed among the parties at the time of the Memorandum of Agreement when BAC was the controlling shareholder of QUINSA (January 13, 2003), (ii) the transaction was closed when there were two controlling shareholders (BAC and AmBev), however, the transaction was part of the written agreement between BAC and AmBev to give QUINSA a call option for the acquisition of the QI(B) shares held by these two shareholders, (iii) this written agreement called for all of the Board of Directors of QUINSA elected by BAC and AmBev “to consider the exercise of the call option in good faith and cause each such member not to unreasonably withhold its approval” and (iv) the definition of

“common control” prescribed by EITF 02-05, we concluded that for this transaction, the acquisition of the minority interest in QI (B) is deemed to be a transaction between entities under “common control.”

Based on this conclusion, we applied the provisions in Paragraph D12 of FASB Statement No. 141, whereby QUINSA recognized the interest received at the carrying amounts in the accounts of the transferring entity (BAC) and the difference between the purchase price paid by QUINSA and the carrying value of BAC’s investment in QI(B) was treated as a dividend payment to that shareholder and thus reduced equity.

Please do not hesitate to call me at 54-11-4349-1849 with any questions or comments. Alternatively, please feel free to contact Caroline Tait (212-450-4945) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

By:	/s/ Gustavo Castelli

Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa) Societe Anonyme